SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Bluefly, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096227103

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 18 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Names of reporting persons Rho Ventures VI, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,852,056
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,852,056
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,852,056
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.3%(1)
(14)	Type of reporting person PN

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below).

(1)	Names of reporting persons Rho Capital Partners LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,852,056
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,852,056
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,852,056
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.3%(1)
(14)	Type of reporting person OO

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below).

(1)	Names of reporting persons RMV VI, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,852,056
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,852,056
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,852,056
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.3% (1)
(14)	Type of reporting person OO

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below).

(1)	Names of reporting persons Joshua Ruch
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of South Africa and United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,852,056
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,852,056
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,852,056
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.3% (1)
(14)	Type of reporting person IN

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below).

(1)	Names of reporting persons Habib Kairouz
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada and United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,868,637
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,868,637
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,868,637
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.4% (1)
(14)	Type of reporting person IN

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below). Also includes 1,875 shares of Common Stock as a result of the vesting in full on February 2, 2011 of restricted stock granted to Mr. Kairouz in connection with his appointment as a member of the Board on December 21, 2009 and 14,706 options to purchase shares of Common Stock under the Issuer’s 2005 Stock Incentive Plan.

(1)	Names of reporting persons Mark Leschly
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Kingdom of Denmark
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,852,056
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,852,056
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,852,056
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 45.3% (1)
(14)	Type of reporting person IN

(1) Assumes that there are 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Includes 1,475,702 shares of Common Stock underlying the Notes (as defined below) as of the date hereof and 476,190 shares of Common Stock underlying the Warrant (as defined below).

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4) amends the Statement on Schedule 13D filed on December 28, 2009, as amended by Amendment No. 1 to Schedule 13D filed on February 26, 2010, Amendment No. 2 to Schedule 13D filed on September 7, 2011, and Amendment No. 3 to Schedule 13D filed on August 15, 2012, and is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV VI, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures VI, L.P., a Delaware limited partnership (“Rho Ventures”), Joshua Ruch, Habib Kairouz and Mark Leschly (together, the “Reporting Persons”) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

ITEM 4.	Purpose of Transaction.

December 2009 Securities Purchase Agreement

On December 21, 2009, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “December 2009 Purchase Agreement”) pursuant to which Rho Ventures agreed to acquire from the Issuer (i) 2,786,337 shares of Common Stock at a purchase price of $1.70 per share (the “Initial Shares”) at an initial closing on December 21, 2009 (the “Initial Closing”) and (ii) 6,037,192 shares of Common Stock at a purchase price of $1.70 per share (the “Remaining Shares”) at a second closing (the “Second Closing”) scheduled to occur no later than three trading days following the requisite approval (the “Stockholder Approval”) of the issuance of the Remaining Shares by the Issuer’s stockholders (the “Second Closing Date”). The Stockholder Approval occurred on February 23, 2010. The Second Closing occurred on February 25, 2010. The source of funds for the purchase at the Initial Closing and the Second Closing was the working capital of Rho Ventures.

September 2011 Securities Purchase Agreement

On September 7, 2011, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “September 2011 Purchase Agreement”) pursuant to which Rho Ventures acquired from the Issuer 2,777,777 shares of Common Stock at a purchase price of $1.80 per share (the “2011 Shares”) at a closing that took place on the same date (the “2011 Closing”). The source of funds for the purchase of the 2011 Shares was the working capital of Rho Ventures.

August 2012 Note and Warrant Purchase Agreement

On August 13, 2012, Rho Ventures and the Issuer entered into a Note and Warrant Purchase Agreement (the “August 2012 Purchase Agreement”) pursuant to which Rho Ventures purchased from the Issuer a secured convertible subordinated promissory note in an aggregate principal amount of $1,500,000 (the “Note”) and a warrant to acquire 476,190 shares of Common Stock at an exercise price of $1.05 per share (subject to adjustment in the event of stock splits, stock dividends, reclassifications and the like) (the “Warrant”), which Warrant may be exercised at the option of Rho Ventures for cash or on a cashless basis until August 13, 2019. The conversion of the Note and the exercise of the Warrant, in each case, into equity securities of the Company, was subject to the prior receipt by the Issuer and the effectiveness of the requisite approval of the Issuer’s stockholders of the issuance of such equity securities (the “2012 Stockholder Approval”). Pursuant to the terms of the August 2012 Purchase Agreement, each of the Investors party thereto (including Rho Ventures) agreed to vote or cause to be voted all shares of the Issuer’s voting stock that were beneficially owned by such Investor (or its Affiliates) or over which such Investor had or shared voting control in favor of the 2012 Stockholder Approval and agreed to deliver a duly executed written consent of stockholders within ten days of the closing of the transactions contemplated by the August 2012 Purchase Agreement. On October 10, 2012, the Issuer filed with the Securities and Exchange Commission an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, which Information Statement disclosed that the 2012 Stockholder Approval had been obtained.

The August 2012 Purchase Agreement contains customary representations and warranties. In connection with the issuance of the Note, the Issuer, Rho Ventures and certain of the Issuer’s other creditors entered into an intercreditor agreement, whereby the parties thereto established lien priority, relative rights and other creditors’ rights matters with respect to the Note and the Issuer’s other outstanding indebtedness. As described below, this intercreditor agreement was superseded by the Amended and Restated Intercreditor Agreement. The source of funds for the purchase of the Note and Warrant was the working capital of Rho Ventures.

The Note bears interest at an annual rate equal to 12% per annum, with interest accruing on a cumulative, compounding basis. The Note matures on the earliest to occur of (i) August 13, 2013, (ii) a change of control of the Issuer (as defined therein) and (iii) the date on which the Issuer consummates a debt or equity financing resulting in proceeds to the Issuer of at least $7,500,000 (the “Maturity Date”). The Note is secured by certain assets of the Issuer and its subsidiaries as set forth under the Note and the Amended and Restated Intercreditor Agreement.

Prior to the Maturity Date, immediately following the Issuer’s consummation of the offer and sale for cash of its equity securities resulting in proceeds to the Issuer of at least $7,500,000 (the “Subsequent Financing”), and subject to the prior receipt and effectiveness of 2012 Stockholder Approval, Rho Ventures has the right, at its option to convert all of the outstanding principal and interest of the Note (the “Principal Obligations”) into a number of fully paid and nonassessable equity securities sold in the Subsequent Financing equal to the quotient obtained by diving the aggregate amount of Principal Obligations to be converted by the lowest price paid by any investor in the Subsequent Financing (the “Subsequent Financing Securities”). In addition, at any time and from time to time prior to the Maturity Date, and subject to the prior receipt and effectiveness of 2012 Stockholder Approval, Rho Ventures has the right, at its option, to convert all or any portion of the Principal Obligations into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by diving the aggregate amount of Principal Obligations to be converted by $1.05.

Events of default under the Note include, among others, payment defaults, covenant defaults, and certain bankruptcy-type events involving the Issuer. Upon an event of default, the outstanding Principal Obligations shall be accelerated and Rho Ventures shall, at its option, have the right, subject to the Amended and Restated Intercreditor Agreement, to require the Issuer to pay the outstanding Principal Obligations.

November 2012 Amendments

On November 13, 2012, Rho Ventures and the Issuer entered into an Amendment No. 1 to Secured Subordinated Promissory Note (the “Note Amendment”) and amended and restated the Intercreditor Agreement(the “Amended and Restated Intercreditor Agreement”) in connection with the entry by the Issuer into a new senior credit facility with a new senior lender that refinanced in full the Issuer’s prior senior credit facility. The Note Amendment provides that the rights and obligations of the parties thereunder are subject to the terms of the Amended and Restated Intercreditor Agreement, and also included an acknowledgment by Rho Ventures that the entry by the Issuer into the new senior credit facility (as presently constituted) did not result in the occurrence of the Maturity Date under the Note. The Amended and Restated Intercreditor Agreement now makes reference to the obligations of the Issuer under the new senior credit facility and the rights of the new senior lender thereunder, and establishes lien priority, relative rights and other creditors’ rights matters with respect to the Note and the Issuer’s other outstanding indebtedness, including the new senior credit facility.

Registration Rights Agreement

Shelf Registration Statement

In connection with the December 2009 Purchase Agreement, Rho Ventures entered into a Registration Rights Agreement, dated December 21, 2009 (the “December 2009 Registration Rights Agreement”), with the Issuer and certain existing holders of Common Stock (the “Existing Holders”). In connection with the acquisition by Rho Ventures of the 2011 Shares, Rho Ventures entered into an Amended and Restated Registration Rights Agreement, dated September 7, 2011 (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement terminated all registration rights granted under the December 2009 Registration Rights Agreement and replaces the December 2009 Registration Rights Agreement in its entirety. Under the Amended and Restated Registration Rights Agreement, the Issuer was required to file a “shelf” registration statement (the “Shelf Registration Statement”) covering the Shelf Registrable Securities (which included the 2011 Shares) held by the Shelf Holders (as such terms are defined in the Amended and Restated Registration Rights Agreement) no later than November 15, 2011. The Shelf Registration Statement was filed by the Issuer on November 14, 2011 and was declared effective by the U.S. Securities and Exchange Commission on February 7, 2012. The Amended and Restated Registration Rights Agreement also obligates the Issuer to maintain the effectiveness of the Shelf Registration Statement and the previously filed “shelf” registration statement covering the Initial Shares and Remaining Shares until all securities covered by such registration statements are sold or otherwise can be sold pursuant to Rule 144 without any restrictions.

Piggy-Back Registration

Under the Amended and Restated Registration Rights Agreement, if the Issuer registers any securities in an underwritten public offering, Rho Ventures and the Existing Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered.

Demand Registration

The Amended and Restated Registration Rights Agreement also provides that, at any time, subject to certain exceptions, Rho Ventures has the right to demand on no more than two occasions that the Issuer file a registration statement (a “Demand Registration Statement”) within 45 days, covering the offering and sale of the Demand Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement). The Issuer is not obligated to effect more than two Demand Registration Statements at the request of Rho Ventures, effect more than one Demand Registration Statement in any six month period or effect any Demand Registration Statement if the aggregate offering price is less than $10 million.

The Issuer may delay the filing of a Demand Registration Statement under specified conditions, such as for a period of time while the Issuer pursues an underwritten public offering if its board of directors (the “Board”) deems it advisable to delay such filing. Such postponements cannot exceed 120 days from the date of the notice from the Issuer.

The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to the Issuer’s performance of the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions. The registration rights granted under the Amended and Restated Registration Rights Agreement have no expiration date.

Under the August 2012 Purchase Agreement, Rho Ventures is entitled to registration rights in respect of the shares of Common Stock or the Subsequent Financing Securities issuable upon conversion of the Note and the Common Stock issuable upon exercise of the Warrant, in each case, consistent with the registration rights granted pursuant to the Amended and Restated Registration Rights Agreement, as set forth in the August 2012 Purchase Agreement.

Voting Agreement

In connection with the December 2009 Purchase Agreement, Rho Ventures entered into an Amended and Restated Voting Agreement, dated December 21, 2009 (the “Voting Agreement”), with the Issuer and the Existing Stockholders (as defined in the Voting Agreement), pursuant to which Rho Ventures and the Existing Stockholders agreed to vote their shares of Common Stock to effect the restructuring of the Board such that the Board shall consist of ten members consisting of three classes with staggered terms, as further specified in the Voting Agreement (the “Board Restructuring”). The Board Restructuring was approved on February 23, 2010 and was implemented on the Second Closing Date. In addition, pursuant to the Voting Agreement, (i) Rho Ventures has the right to designate two designees to serve on the Board and the Issuer agreed to cause such designees to be nominated for election at meetings of the stockholders called for the purpose of electing directors (or in connection with any written consent of stockholders in lieu thereof) and (ii) the Existing Stockholders have the right to designate an aggregate of four designees, as specified in the Voting Agreement. The Issuer also agreed in the Voting Agreement to appoint the designees of Rho Ventures and the Existing Stockholders to certain committees of the Board. Pursuant to this right, Rho Ventures has designated Habib Kairouz as its representative on the Board.

Under the Voting Agreement, Rho Ventures and the Existing Stockholders agreed that at any meeting or action by written consent of stockholders at which or pursuant to which directors of the Issuer are to be elected, Rho Ventures and such Existing Stockholders will vote all shares of the Issuer’s capital stock owned by them in favor of the designees of Rho Ventures and the designees of the Existing Stockholders. In addition, Rho Ventures agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 28% of the stock owned by Rho Ventures after the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate two of its allotted Board designees, then Rho Ventures must cause one director designated by Rho Ventures to resign from the Board. Rho Ventures also agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 14% of the stock owned by Rho Ventures after the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate one of its allotted Board designees, then Rho Ventures must cause each of the directors designated by Rho Ventures to resign from the Board. The Existing Stockholders agreed to similar restrictions with respect their Board designees.

In addition, Rho Ventures and the Existing Stockholders were subject to “lock-up” provisions pursuant to which they could not, without the Issuer’s prior written consent, sell, hypothecate, pledge or otherwise transfer any shares of the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho Ventures expired on the one year anniversary of the date of the Initial Closing.

Lock-Up Agreements

In connection with the 2011 Closing, Rho Ventures entered into a Lock-Up and Support Agreement, dated September 7, 2011 (the “Lock-Up and Support Agreement”), with the Issuer and the Stockholders (as defined in the Lock-Up and Support Agreement) pursuant to which Rho Ventures and the Stockholders agreed that they would not, without the prior written consent of (i) the Issuer and (ii) each of the purchasers of Common Stock under the September 2011 Purchase Agreement (the “Purchasers”), sell, hypothecate, pledge or otherwise transfer any shares of the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho Ventures expired on the one year anniversary of the date of the 2011 Closing. The Lock-Up and Support Agreement also provided that, in any circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Stockholder Approval Condition, each Stockholder will vote the shares of the Issuer’s capital stock held by it, other than the shares acquired under the September 2011 Purchase Agreement, in favor of the ballot item necessary to satisfy the Stockholder Approval Condition.

Each director of the Issuer, including Habib Kairouz, and the Issuer’s chief executive officer, chief financial officer and chief operating officer executed a Lock-Up Agreement, dated September 7, 2011 (the “Lock-Up Agreement”), in favor of the Issuer and each Purchaser, pursuant to which such directors and officers of the Issuer agreed that they would not, without the prior written consent of (i) the Issuer and (ii) each Purchaser, offer, pledge, announce the intention to sell, sell, contract to sell, or otherwise transfer or dispose, including through any derivative transaction, any shares of the Issuer’s capital stock, which “lock-up” period expired on the one year anniversary of the date of the 2011 Closing.

The foregoing descriptions of the December 2009 Purchase Agreement, the September 2011 Purchase Agreement, the Amended and Restated Registration Rights Agreement, the Voting Agreement, the Lock-Up and Support Agreement, the Lock-Up Agreement, the August 2012 Purchase Agreement, the Note, the Warrant, the Amended and Restated Intercreditor Agreement and the Note Amendment (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as exhibits and are incorporated herein by reference.

As a result of the arrangements described above, including, but not limited, to the Voting Agreement, the Lock-Up and Support Agreement and the August 2012 Purchase Agreement, the Reporting Persons and the Existing Stockholders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by the Existing Stockholders or the completeness or accuracy of any information contained therein.

November 2012 Share Purchase

On November 13, 2012, Rho Ventures purchased 298,858 shares of Common Stock in a privately negotiated transaction with a third party (the “November 2012 Shares”). The purchase price paid by Rho Ventures was $1.00 per share (the “Per Share Purchase Price”), or $298,858 in the aggregate, and was paid in cash from working capital. In addition, the stock purchase agreement pursuant to which the purchase was effected (the “Stock Purchase Agreement”) provides that if prior to the date on which the Issuer first publicly announces earnings for the fiscal year ending December 31, 2012, Rho Ventures or any of its affiliates enters into a definitive agreement to acquire all of the shares of Common Stock not currently owned by it and its affiliates for a per share purchase price (the “Acquisition Per Share Purchase Price”) greater than the Per Share Purchase Price, then Rho Ventures will pay the seller, for each share sold by the seller to Rho Ventures, an amount in cash in immediately available funds equal to the positive difference, if any, between the Acquisition Per Share Purchase Price and the Per Share Purchase Price. In the Stock Purchase Agreement, the seller acknowledged that Rho Ventures had no current plans or intent to engage in any transaction that would trigger the foregoing additional payment required.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stock Purchase Agreement, which is attached hereto as an exhibit and is incorporated herein by reference.

Additional Disclosure

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

The Initial Shares, Remaining Shares, the 2011 Shares, the Notes and the Warrants, and the November 2012 Shares were acquired solely for investment purposes. Rho Ventures does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Rho Ventures reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of its business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer, including the Existing Stockholders, regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders. Rho Ventures will continue to evaluate the business and prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expects from time to time to consult with management and other stockholders of the Issuer.

Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Rho Ventures may be deemed to have sole power to direct the voting and disposition of 13,852,056 shares of Common Stock (inclusive of 1,475,702 shares of Common Stock underlying the Notes as of the date hereof and 476,190 shares of Common Stock underlying the Warrant), representing approximately 45.3% (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”)) of the 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012.

RMV, as the general partner of Rho Ventures, and Rho Capital, as the managing member of RMV, each may be deemed to have sole power to direct the voting and disposition of 13,852,056 shares of Common Stock (inclusive of 1,475,702 shares of Common Stock underlying the Notes as of the date hereof and 476,190 shares of Common Stock underlying the Warrant), representing approximately 45.3% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012.

Joshua Ruch, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 13,852,056 shares of Common Stock (inclusive of 1,475,702 shares of Common Stock underlying the Notes as of the date hereof and 476,190 shares of Common Stock underlying the Warrant), representing approximately 45.3% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012.

Habib Kairouz, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 13,868,637 shares of Common Stock (inclusive of 1,475,702 shares of Common Stock underlying the Notes as of the date hereof, 476,190 shares of Common Stock underlying the Warrant, and 14,706 shares underlying stock options as described below, as well as 1,875 shares of common stock as described below), representing approximately 45.4% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012. Mr. Kairouz beneficially owns 1,875 shares of Common Stock as a result of the vesting in full on February 2, 2011 of restricted stock granted to Mr. Kairouz in connection with his appointment as a member of the Board on December 21, 2009 and 14,706 options to purchase shares of Common Stock under the Issuer’s 2005 Stock Incentive Plan.

Mark Leschly, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 13,852,056 shares of Common Stock (inclusive of 1,475,702 shares of Common Stock underlying the Notes as of the date hereof and 476,190 shares of Common Stock underlying the Warrant), representing approximately 45.3% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of August 30, 2012 as reported in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, of Bluefly, Inc., filed with the Securities and Exchange Commission on October 10, 2012.

Each of Messrs. Ruch, Kairouz and Leschly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rho Ventures, RMV and Rho Capital.

(c) Except as described in this Amendment No. 4, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Habib Kairouz beneficially owns 1,875 shares of Common Stock as a result of the vesting in full on February 2, 2011 of restricted stock granted to Mr. Kairouz in connection with his appointment as a member of the Board on December 21, 2009. Mr. Kairouz also holds 14,706 options to purchase shares of Common Stock with an exercise price of $2.50 per share, which were granted on August 3, 2011 and vested in full on August 3, 2012 and expire on August 3, 2021. In addition, Mr. Kairouz was granted 22,321 options to purchase shares of Common Stock with an exercise price of $1.12 per share on August 8, 2012, which vests in full on August 8, 2013 and expires on August 8, 2022. These options to purchase Common Stock were granted to Mr. Kairouz in connection with his service as a member of the Board.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Amended and Restated Voting Agreement, between the Company and each of the Stockholders identified therein, dated December 21, 2009*

Exhibit 4:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated September 7, 2011**

Exhibit 5:	Amended and Restated Registration Rights Agreement, between the Issuer and the Investors identified therein, dated September 7, 2011**

Exhibit 6:	Lock-Up and Support Agreement, between the Issuer and each of the Stockholders identified therein, dated September 7, 2011**

Exhibit 7:	Lock-Up Agreement, among Habib Kairouz, the Issuer and each of the Purchasers identified therein, dated September 7, 2011**

Exhibit 8:	Note and Warrant Purchase Agreement, among the Issuer, Rho Ventures and the other investors party thereto, dated August 13, 2012***

Exhibit 9:	Secured Subordinated Convertible Promissory Note, between the Issuer and Rho Ventures, dated August 13, 2012***

Exhibit 10:	Warrant to Purchase Shares of Common Stock of Bluefly, Inc., between the Issuer and Rho Ventures, dated August 13, 2012***

Exhibit 11:	Amendment No. 1 to Secured Subordinated Promissory Note, between the Issuer and Rho Ventures, dated November 13, 2012+

Exhibit 12:	Intercreditor Agreement, dated November 13, 2012 by and among Prentice Consumer Partners, L.P., Rho Ventures VI, L.P., Salus Capital Partners, LLC, in its capacity as administrative agent and collateral agent, the Issuer, and EVT Acquisition Co., LLC

Exhibit 13:	Securities Purchase Agreement, between Rho Ventures and Melissa Payner, dated November 13, 2012

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.
**	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 7, 2011.
***	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 15, 2012.
+	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated November 13, 2012, filed with the Securities and Exchange Commission on November 19, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 19th day of November, 2012.

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV VI, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Joshua Ruch
Joshua Ruch

/s/ Habib Kairouz
Habib Kairouz

/s/ Mark Leschly
Mark Leschly

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Amended and Restated Voting Agreement, between the Company and each of the Stockholders identified therein, dated December 21, 2009*

Exhibit 4:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated September 7, 2011**

Exhibit 5:	Amended and Restated Voting Agreement, between the Issuer and each of the Stockholders identified therein, dated December 21, 2009*

Exhibit 6:	Lock-Up and Support Agreement, between the Issuer and each of the Stockholders identified therein, dated September 7, 2011**

Exhibit 7:	Lock-Up Agreement, among Habib Kairouz, the Issuer and each of the Purchasers identified therein, dated September 7, 2011**

Exhibit 8:	Note and Warrant Purchase Agreement, among the Issuer, Rho Ventures and the other investors party thereto, dated August 13, 2012***

Exhibit 9:	Secured Subordinated Convertible Promissory Note, between the Issuer and Rho Ventures, dated August 13, 2012***

Exhibit 10:	Warrant to Purchase Shares of Common Stock of Bluefly, Inc., between the Issuer and Rho Ventures, dated August 13, 2012***

Exhibit 11:	Amendment No. 1 to Secured Subordinated Promissory Note, between the Issuer and Rho Ventures, dated November 13, 2012+

Exhibit 12:	Intercreditor Agreement, dated November 13, 2012 by and among Prentice Consumer Partners, L.P., Rho Ventures VI, L.P., Salus Capital Partners, LLC, in its capacity as administrative agent and collateral agent, the Issuer, and EVT Acquisition Co., LLC

Exhibit 13:	Securities Purchase Agreement, between Rho Ventures and Melissa Payner, dated November 13, 2012

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.
**	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 7, 2011.
***	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 15, 2012.
+	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated November 13, 2012, filed with the Securities and Exchange Commission on November 19, 2012.